                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2007



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X   Form 40-F
               ---            ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
         ---     ---


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-        )
                                                  -------

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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement with respect to the completion of the A Share Issue.


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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                            (PETROCHINA COMPANY LOGO)
                              (CHINESE CHARACTERS)
                           PETROCHINA COMPANY LIMITED
                 (a joint stock limited company incorporated in
             the People's Republic of China with limited liability)
                                (Stock Code: 857)

                         COMPLETION OF THE A SHARE ISSUE

--------------------------------------------------------------------------------
The A Shares of the Company will be listed and commence trading on the Shanghai Stock Exchange on 5 November 2007.
--------------------------------------------------------------------------------

Reference is made to the Company's announcements dated 19 June 2007, 20 September 2007, 21 October 2007, 24 October 2007 and 29 October 2007 and circular to the Shareholders dated 25 June 2007 in respect of the A Share Issue. Unless otherwise indicated, capitalized terms used in this announcement shall have the same meaning as those defined in the said circular and announcements.

The A Share Issue has been completed. The A Shares will be listed and commence trading on the Shanghai Stock Exchange on 5 November 2007. Some key information in respect of the A Share listing is as follows:

Place of listing:                        Shanghai Stock Exchange
Date of listing:                         5 November 2007
Stock Name:                              (CHINESE CHARACTERS) PetroChina
Stock Code:                              601857
Total number of issued Shares
after Completion of the A Share Issue:   183,020,977,818 Shares (comprising 21,098,900,000 H Shares and
                                         161,922,077,818 A Shares, of which 157,922,077,818 A Shares are held by CNPC)

The proceeds of the A Share Issue is RMB 66,800,000,000 and, after deducting related expenses of RMB 556,707,776, the net proceeds of the A Share Issue is RMB 66,243,292,224.

Set out below is the change in the shareholding structure of the Company immediately after completion of the A Share Issue:

   Name of the Shareholder        Before Completion of the A              Immediately after Completion of the
                                            Share Issue                                 A Share Issue
                                  Number of Shares      Shareholding     Number of Shares          Shareholding
                                           (share)    percentage   %              (share)          percentage %

CNPC                               157,922,077,818             88.21      157,922,077,818                 86.29
Public Investors                    21,098,900,000             11.79       25,098,900,000                 13.71
Among which: A Shares                           --                --        4,000,000,000                  2.18
             H Shares               21,098,900,000             11.79       21,098,900,000                 11.53
Total                              179,020,977,818               100      183,020,977,818                   100

Following the A Share Issue pursuant to the approval of relevant approval authorities, all the existing Domestic Shares issued before the A Share Issue, i.e., the Shares in the Company held by CNPC, the controlling shareholder of the Company, have been registered with China Securities Depository and Clearing Corporation Limited as circulative A Shares. CNPC has undertaken that for a period of 36 months commencing from the date of listing of the A Shares on the Shanghai Stock Exchange ("Listing Date"), it will not transfer or entrust others for the management of the A Shares which it holds in the capital of the Company or allow such Shares to be repurchased by the Company. However, certain Shares of the Company that CNPC holds, which may be subsequently listed on overseas stock exchanges after obtaining necessary approval in the PRC, are not subject to the restriction of the 36-month lock-up period. All of these Shares held by CNPC, save and except for the lock-up period, carry the same rights as other A Shares issued by the Company.

One billion A Shares that have been placed with target placees off-line will be subject to a lock-up period of three months from the Listing Date. Three billion A Shares that have been subscribed for on-line are not subject to any lock-up period.

An announcement regarding completion of the A Share Issue will be published in several PRC newspapers including the China Securities Journal, Shanghai Securities News, Securities Times and Securities Daily on 2 November 2007. The announcement will set out the above information, details of the A Share Issue as well as basic information about the Company. Such full announcement and the A Share prospectus were published on the websites of the Hong Kong Stock Exchange, the Shanghai Stock Exchange (www.sse.com.cn) and the Company as at the date of this announcement.






                                                        By Order of the Board
                                                     PETROCHINA COMPANY LIMITED
                                                               LI HUAIQI
                                                       Secretary to the Board
Beijing, the PRC
1 November 2007

As at the date of this announcement, the Board comprises Mr. Jiang Jiemin as the Chairman; Mr. Duan Wende as the executive Director; Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Wang Yilin, Mr. Zeng Yukang, Mr. Gong Huazhang and Mr. Jiang Fan as non-executive Directors; and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive Directors.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this announcement to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                     PetroChina Company Limited



Dated: November 1, 2007                              By:    /s/ Li Huaiqi
                                                            --------------------
                                                     Name:  Li Huaiqi
                                                     Title: Company Secretary